**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Primo Wind, Inc.

*Legal status of issuer*

      *Form*
      Corporation

      *Jurisdiction of Incorporation/Organization*
      California

      *Date of organization*
      December 26, 2012

*Physical address of issuer*
7350 Trade Street, Suite B, San Diego, CA 92121

*Website of issuer*
www.primowind.com

*Name of intermediary through which the Offering will be conducted*
First Democracy VC

*CIK number of intermediary*
0001683054

*SEC file number of intermediary*
007-00076

*CRD number, if applicable, of intermediary*
285360

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

*Type of security offered*
Crowd Note

*Target number of Securities to be offered*
50,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$50,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$500,000.00

*Deadline to reach the target offering amount*
July 16, 2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
5

|                          | Most recent fiscal year-end | Prior fiscal year-end |
| ------------------------ | --------------------------- | --------------------- |
| Total Assets             | $206,572.00                 | $63,161.00            |
| Cash & Cash Equivalents  | $21,209.00                  | $184.00               |
| Accounts Receivable      | $77,400.00                  | $0.00                 |
| Short-term Debt          | $393,777.00                 | $139,193.00           |
| Long-term Debt           | $0.00                       | $0.00                 |
| Revenues/Sales           | $114,405.00                 | $7,400.00             |
| Cost of Goods Sold       | $181,370.00                 | $27,575.00            |
| Taxes Paid               | $0.00                       | $0.00                 |
| Net Income               | -$843,673.00                | -$636,157.00          |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**May 9, 2018**


**FORM C**


**Primo Wind, Inc.**



**Up to $500,000.00 of Crowd Notes**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Primo Wind, Inc., a California corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

|  | Price to Purchasers | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $100.00 | $7.00 | $93.00 |
| **Aggregate Minimum Offering Amount** | $50,000.00 | $3,500.00 | $46,500.00 |
| **Aggregate Maximum Offering Amount** | $500,000.00 | $35,000.00 | $465,000.00 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.primowind.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is May 9, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE

AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS
OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR
OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND
THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR
STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE,
THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR
DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO
THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE
PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY
RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN
CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING
REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER
REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT
TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

*Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain
forward-looking statements and are subject to risks and uncertainties. All statements other than
statements of historical fact or relating to present facts or current conditions included in this
Form C are forward-looking statements. Forward-looking statements give the Company's
current reasonable expectations and projections relating to its financial condition, results of
operations, plans, objectives, future performance and business. You can identify forward-looking
statements by the fact that they do not relate strictly to historical or current facts. These
statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"
"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar
meaning in connection with any discussion of the timing or nature of future operating or
financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents
incorporated by reference herein or therein are based on reasonable assumptions the Company
has made in light of its industry experience, perceptions of historical trends, current conditions,
expected future developments and other factors it believes are appropriate under the
circumstances. As you read and consider this Form C, you should understand that these
statements are not guarantees of performance or results. They involve risks, uncertainties (many
of which are beyond the Company's control) and assumptions. Although the Company believes
that these forward-looking statements are based on reasonable assumptions, you should be
aware that many factors could affect its actual operating and financial performance and cause
its performance to differ materially from the performance anticipated in the forward-looking
statements. Should one or more of these risks or uncertainties materialize, or should any of these*

*assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.primowind.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

## About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Primo Wind, Inc. (the "Company") is a California corporation, formed on December 26, 2012.

The Company is located at 7350 Trade Street, Suite B, San Diego, CA 92121.

The Company's website is www.primowind.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

### The Business
Primo Wind, Inc., is a renewable energy company. We develop micro wind turbines, and our primary products are powered by a hybrid wind, solar, and battery technology. Our proprietary and patented products range from distributed power generation for commercial structures to self-sustaining nano-grids that provide USB charging, lighting, WiFi, and security cameras. Our products address a broad spectrum of customers and markets including cities, parks, schools, and universities. Our products are particularly unique in that they can also provide for off-grid energy needs, such as military expeditionary energy, as well as energy needs in places where there is no grid or the grid has been damaged due to natural disaster.

### The Offering

| | |
|---|---|
| **Minimum amount of Crowd Notes being offered** | 50,000 |
| **Total Crowd Notes outstanding after Offering (if minimum amount reached)*** | 50,000 |
| **Maximum amount of Crowd Notes** | 500,000 |
| **Total Crowd Notes outstanding after Offering (if maximum amount reached)** | 500,000 |
| **Purchase price per Security** | $1.00 |

| | |
|---|---|
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | July 16, 2018 |
| **Use of proceeds** | See the description of the use of proceeds on page 20 hereof. |
| **Voting Rights** | See the description of the voting rights on page 29 hereof. |

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

## RISK FACTORS

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on William Fitzmaurice (President), Edward McMahon (Chief Executive Officer, Chief Financial Officer), Nancy Bell (Director), and Christinia Marc (Treasurer, Secretary). The Company intends to enter into employment agreements with William Fitzmaurice and Edward McMahon although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of William Fitzmaurice, Edward McMahon or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including patents and trademarks in order to operate our business.***
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual

property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on William Fitzmaurice, Edward McMahon, and Nancy Bell in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if William Fitzmaurice, Edward McMahon, or Nancy Bell die or become disabled, the

Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.***

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

*Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.*

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

*We are subject to rapid technological change and dependence on new product development.*

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

*Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

*We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.*

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors, and teaming partners, and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and their employees and constituents, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

***Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.***
Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

**Risks Related to the Securities**

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered

14

under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***There is no present market for the Securities and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

**BUSINESS**

**Description of the Business**
Primo Wind, Inc., is a renewable energy company. We develop micro wind turbines, and our primary products are powered by a hybrid wind, solar, and battery technology. Our proprietary and patented products range from distributed power generation for commercial structures to self-sustaining nano-grids that provide USB charging, lighting, WiFi, and security cameras. Our products address a broad spectrum of customers and markets including cities, parks, schools, and universities. Our products are particularly unique in that they can also provide for off-grid energy needs, such as military expeditionary energy, as well as energy needs in places where there is no grid or the grid has been damaged due to natural disaster.

**Business Plan**
Our company's primary product, the EnergiPlant, is a free-standing nanogrid combining wind, solar, and batteries to provide security, WiFi, lighting, and charging for phones and tablets. EnergiPlant is fully self-charging, does not require any electrical connection, and can be installed anywhere. The product also includes benches, which contain data sensors for collection of community data, such as person counting, air quality, and weather data.

Other products, such as EnergiTree, which is a similar product for smaller homes or villages and particularly suited to tropical climates, have evolved out of the EnergiPlant concept. We continue to adapt our hybrid technology to meet the needs of a wide range of markets.

We plan to sell directly to select customers, through distributor channels, and Prime General Services Administration (GSA) contractors. Our proprietary and patented products address a broad spectrum of customers and markets. We may choose to license our technology to industry leaders that are established in markets we wish to penetrate. This will help Primo Wind gain broad market share more quickly and efficiently and help maintain healthy margins.

**History of the Business**
Primo Wind was incorporated as a California Corporation in December 2012. After incorporation, Primo Wind spent 24 months conducting research and development, field testing, and filing patents and trademarks for the company. Field research findings were presented at different events and prototypes were built and deployed. We modified prototypes based on feedback and began testing on Navy property in San Diego and at the end of 2015 we were contracted by the Navy to provide renewable energy units. The first unit was delivered in 2016 and was taken to the Arctic to partially power the Navy's Arctic Submarine Laboratory. After returning a few months later with positive results, we entered a broader market conducting both grid-tied and off-grid installations. Our off-grid designs began to include solar as we believed a hybrid of wind, solar and battery power was the best solution. Through this work, the EnergiPlant was developed and is the main focus of our efforts. The EnergiPlant runs off-grid by using renewables and makes possible the use of lighting, security systems, and more where there is no need or ability to hard-wire in the traditional manner. We are also working on other projects that use the same patented wind turbine, solar, and battery setup.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| EnergiPlant | Hybrid wind/solar powered battery charging station. Includes USD ports, LED lights, WiFi, security cameras, and sitting benches which house all electronics including batteries. | Parks, schools, transit stops, city parks, universities. |

We received a patent for the ReWind design and plan to license this product rather than building and selling it ourselves. The patent covers a design for a standalone hybrid wind/solar data platform that includes USB parts, LED lights, WiFi, security cameras, and sitting benches which house all electronics.

**Competition**

The Company's primary competitors are Strawberry Energy, EnGo Planet, Fortis Wind Energy, and Bergey Windpower. Unlike our competition, we provide a comprehensive solution that combines both wind and solar power. Our EnergiPlant offers a wide range of feature including LED lighting, WiFi, USB charging, extra seating, and security cameras. No other company is using wind energy for security and data device the same way that we are.

**Strawberry Energy:** Founded in 2011, Strawberry Energy develops solar urban furniture. It has several products, including the Strawberry Tree and Strawberry Smart Bench. The Strawberry Tree is a permanently installed solar urban device and a smart city platform, which provides free mobile phone charging, Wi-Fi internet, and LED lighting. The Strawberry Smart Bench offers charging for mobile devices, environmental sensing, free emergency calls, and local info in public spaces. Its installations are in 30 cities and 17 countries.[1]

**EnGo Planet:** Founded in 2016, EnGo Planet was started after Hurricane Sandy left New York City without lights for seven days. The company focuses on smart solar street lighting and produces two products: Smart Solar Street Lights and Smart Solar Benches. It produces lighting solutions for highways, pedestrian areas, universities, schools, security, and industrial areas. Additional features for both applications include smart cameras, sensors for collecting outdoor data, and a charging station for mobile phones.

**Fortis Wind Energy:** Founded in 1997, Fortis Wind Energy is a Dutch small wind turbine manufacturer. It produces and installs hybrid wind and solar on-grid or off-grid (micro-grid) solutions. It currently has three lines of turbines – the Passaat, Montana, and Alizé – that generate power in ranges of 1.4 to 10 kilowatts and come equipped with an integrated storage battery bank system.[2]

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[1] http://www.senergy.rs/theCompany.html
[2] http://www.fortiswindenergy.com/

**Bergey Windpower:** Founded in 1970, Bergey Windpower manufactures off-grid and on-grid connected wind turbines. The Bergey XL.1 is suited for small off-grid homes or cabins and is designed with high-efficiency blades to operate in low-wind areas. In 2017, Bergey Wind was awarded a federal grant of about $250,000 by the U.S. Department of Energy. The company said the funds will be used to develop a tower design that will allow customers to install home wind systems without the need for a concrete base.[3]

**Customer Base**
We primarily target universities, departments of the U.S. Military, and local parks.

**Intellectual Property**

*Patents*

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| US 9,041,238 B2 | Variable Wing Venturi Generator | A Variable wing venturi generator and a housing. The invention allows for improved efficiency in wind generation. The device accelerates wind speed between a pair of adjustable venturi wings and is especially suited for low wind conditions | May 1, 2013 | May 26, 2015 | USA |
| US 9,797,370 B1 | High Torque Wind Turbine Blade, Turbine and Associated Systems and Methods | High density polyethylene HDPE wind turbine generator blades. | March 17, 2017 | October 24, 2017 | USA |
| US D808,000 s | Exhaust Fan Recapture Generator | Exhaust air and wind energy recovery system for clean energy generation. | October 16, 2015 | January 16, 2018 | USA |

---

[3] http://newsok.com/article/5568704/bergey-windpower-receives-federal-grant

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 4454304 | IC 007. US 013 019 021 023 031 034 035. G & S: Electrical and electronic apparatus and equipment all for use in generating energy obtained from alternative energy sources; Generators for wind turbines; Parts of wind turbine motors, namely, compact drive systems; Propellers for wind-powered electricity generators; Wind turbines; Wind-powered electricity generators. | PRIMO WIND | May 1, 2013 | December 24, 2013 | USA |
| 87674892 | IC 009. US 021 023 026 036 038. G & S: Solar panels for the production of electricity, having the appearance of plants and trees; IC 042. US 100 101. G & S: Technological planning and consulting services in the field of renewable energy systems | PRIMO WIND | November 7, 2017 | Pending, published for opposition on April 10, 2018 | USA |
| 5413284 | IC 007. US 013 019 021 023 031 034 035. G & S: Wind turbines for the production of electricity, having the appearance of plants and trees.; IC 009. US 021 023 026 036 038. G & S: Solar panels for the production of electricity, having the appearance of plants and trees. FIRST USE: 20160927. FIRST USE IN COMMERCE: 20160927 | ENER GIPLA NT | October 16, 2015 | August 9, 2016 | USA |

**Governmental/Regulatory Approval and Compliance**
In large volumes there is potential for tax credits, investment tax credits and battery rebates that could benefit the sales of our products. In addition, with additional states having renewable energy mandates we also fall within that category.

**Litigation**
The Company is currently not subject to any litigation.

**Other**
The Company's principal address is 7350 Trade Street, Suite B, San Diego, CA 92121.

The Company does not have any additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds* | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 7.00% | $3,500.00 | 7.00% | $35,000.00 |
| General Marketing | 0.00% | $0.00 | 20.00% | $100,000.00 |
| Research and Development | 0.00% | $0.00 | 8.00% | $40,000.00 |
| Manufacturing | 0.00% | $0.00 | 30.00% | $150,000.00 |
| Repayment of Debt | 0.00% | $0.00 | 2.50% | $12,500.00 |
| General Working Capital | 0.00% | $0.00 | 14.50% | $72,500.00 |
| Engineering | 93.00% | $46,500.00 | 18.00% | $90,000.00 |
| **Total** | **100.00%** | **$50,000.00** | **100.00%** | **$500,000.00** |

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. It may alter the use of proceeds based on general market conditions and its ability to grow its sales.

## DIRECTORS, OFFICERS AND EMPLOYEES
### Directors
The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Nancy Bell

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Director, May 15, 2014 to Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
In addition to her position as director at Primo Wind, Nancy has operated her own company, Promar Designs, for the past 20 years and has done all the marketing, business cards, and collateral material for Primo Wind since the company was started in 2012.

*Education*
Bachelor's Degree-University of San Diego, 1979.

*Name*
William Fitzmaurice

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
President, August 8, 2016, to Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Bill has worked with several innovative agribusiness projects, including Premium Standard Farms and Iowa Select Farms. He began his career in the Equity Research Department of Prudential Securities, and directed the early funding of MMFX Technologies Inc. More recently, he secured financing for Rangetree Strategies and UTC Financial in the insurance finance industry.

*Education*
Bachelor's Degree, University of California San Diego, Economics, 1980.

*Name*
Edward McMahon

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
Chief Executive Officer, Chief Financial Officer December 26, 2012, to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Prior to founding Primo Wind, Ned founded Malama Composites Inc., a company that manufactures rigid polyurethane foam made from plant-based chemistry. Ned is a published author and was invited to speak at the Wall Street Journal ECO:nomics conference on "green" technologies.

*Education*
Ned studied Marine Engineering at Texas A&M University and received a BS in International Business. He also completed an Executive MBA Certificate Program at Rice University's Jones School of Business.

_____

**Officers**
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Edward McMahon

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
Chief Executive Officer, Chief Financial Officer December 26, 2012, to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Prior to founding Primo Wind, Ned founded Malama Composites Inc., a company that manufactures rigid polyurethane foam made from plant-based chemistry. Ned is a published author and was invited to speak at the Wall Street Journal ECO:nomics conference on "green" technologies.

*Education*
Ned studied Marine Engineering at Texas A&M University and received a BS in International Business. He also completed an Executive MBA Certificate Program at Rice University's Jones School of Business.

*Name*
William Fitzmaurice

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
President, August 8, 2016, to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Bill has worked with several innovative agribusiness projects, including Premium Standard Farms and Iowa Select Farms. He began his career in the Equity Research Department of Prudential Securities, and directed the early funding of MMFX Technologies Inc. More recently, he secured financing for Rangetree Strategies and UTC Financial in the insurance finance industry.

*Education*
Bachelor's Degree, University of California San Diego, Economics, 1980.

---

*Name*
Christinia Marc

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
Secretary and Treasurer from August 8, 2016, to Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
As the secretary and treasurer of the Company, Christinia Marc manages the Company's books and records. Prior to working for Primo Wind, Christinia Marc was an Accountant Assistant at Dickson Accounting from 2013 to 2016.

*Education*
High School Diploma

*Indemnification*
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**
The Company currently has 5 employees in California.

## CAPITALIZATION AND OWNERSHIP

### Capitalization
The company is authorized to issue ten thousand (10,000 shares) of a single class of capital stock (the "Common Stock"). These shares do not have a designated par value.

The Company has issued the following outstanding Securities:

*Common Stock*
From December 24, 2013 to the present, the Company issued 2,855 shares of Common Stock to 17 employees and advisors in exchange for their services to the Company. Three of these employees and advisors also purchased 2,525 shares of Common Stock from February 1, 2014 to the present for proceeds totaling $230,000.00. Additionally, from February 1, 2014 to the present, the Company sold 4,257 shares of the Company's Common Stock to 10 additional investors at purchase prices ranging from $56.52 per share to $1,000.00 per share for aggregate proceeds of $2,139,500.00. As of the date of this Form C there are 9,637 shares of the Company's Common Stock issued and outstanding.

*Convertible Note*
Pursuant to the Regulation D Rule 506(b) exemption from registration under the Securities Act of 1933, as amended, on February 16, 2017, the Company issued a single convertible promissory note (the "Convertible Note") to joint purchasers for the principal amount of $100,000.00. The Convertible Note accrues simple interest at a rate of 5.0% (five percent) per annum. The Convertible Note had a maturity date of August 16, 2018, at which time all principal and accrued interest under the note would have been due.

On April 4, 2018, the Company amended the terms of said Convertible Note to reflect a principal amount of $120,085.00 (the "Amended Convertible Note"). The Amended Convertible Note accrues simple interest at a rate of five percent (5.0%) per annum. The maturity date was extended to February 16, 2019, at which time the outstanding principal and interest will, at the option of the lender, be converted into common stock of the Company at any time prior to or in connection with a change in control, or upon the closing of the Company's bona fide next equity financing in a single transaction or a series of related transactions in which the Company issues common or preferred stock which yields gross cash proceeds to the Company of at least $1,000,000.00 and with the principal purpose of raising capital (the "Next Equity Financing"), at a conversion price equal to eighty percent (80.0%) of the share price paid by the investors in the Next Equity Financing, subject to the valuation cap used in the conversion of $5,000,000.00.

Currently, the principal and interest on this convertible note are outstanding in the amount of $100,000.00 and have not been converted into equity securities in the Company. The proceeds of this offering were used for production and general and administrative expenses.

### *Valuation*
No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

**Ownership**
The Company is broadly owned amongst 27 shareholders.

There are no shareholders who own 20.0% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

The design and engineering of our product is complete, so our monthly overhead is currently relatively low and manageable. Over the next 12 months, we intend to focus on growing sales, marketing, and adding installation in new locations.

The Company incurred net operating expenses of $776,708.00 and $615,982.00 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated a negative gross profit of $20,175.00, resulting in a net loss of $636,157.00. In 2017, the Company generated a negative gross profit of $66,965.00, resulting in a net loss of $843,673.00.

*General & Administrative*
The Company expenses the cost of general & administrative expenses as incurred and aggregated $86,389.00 and $97,543 for the years ended December 31, 2017 and 2016, respectively.

*Advertising*
The Company expenses the cost of advertising as incurred and aggregated $2,425.00 and $13,546 for the years ended December 31, 2017 and 2016, respectively.

**Liquidity and Capital Resources**
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $30,000.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $40,000 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**The Offering**
The Company is offering up to 500,000 Crowd Notes for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 16, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

### Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

### Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

### Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

### The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

### Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

### Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

### Valuation Cap
$5,000,000.00

### Discount
20.0%

### Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

**"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

**Conversion Mechanics**

Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

**"Shadow Series"** shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be Series A-1 Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

**"Conversion Price"** with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

**"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

**"Outstanding Principal"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Simple interest shall accrue on the Purchase Price at the Interest Rate until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

**Corporate Transaction**

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:

i. Issuing shares of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

   ii.  Obtaining the Corporate Transaction Payment.

 b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to the Qualified Equity Financing Conversion terms above.

**"Corporate Transaction"** shall mean:
 i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
 ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
 iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
 iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

**"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

**Termination**
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Voting and Control**
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

**Anti-Dilution Rights**
The Securities do not have anti-dilution rights.

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**
- The Company does not have the right to repurchase the Crowd Note.
- The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

**TAX MATTERS**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

### Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

## OTHER INFORMATION

### Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Edward McMahon
(Signature)

Edward McMahon
(Name)

Chief Executive Officer and Chief Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Edward McMahon
(Signature)

Edward McMahon
(Name)

Chief Executive Officer and Chief Financial Officer
(Title)

May 9, 2018
(Date)

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/William Fitzmaurice
_____
(Signature)

William Fitzmaurice
_____
(Name)

Director and President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/William Fitzmaurice
_____
(Signature)

William Fitzmaurice
_____
(Name)

Director and President
_____
(Title)

May 9, 2018
_____
(Date)

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nancy Bell
(Signature)

Nancy Bell
(Name)

Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nancy Bell
(Signature)

Nancy Bell
(Name)

Director
(Title)

May 9, 2018
(Date)

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Financial Statements |
| Exhibit B | Company Summary |
| Exhibit C | Subscription Agreement |
| Exhibit D | Crowd Note |
| Exhibit E | Company Pitch Deck |
| Exhibit F | Video Transcript |

**EXHIBIT A**
*Financial Statements*

**PRIMO WIND, INC**

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

May 1, 2018



Jason M. Tyra
CPA PLLC

**Independent Accountant's Review Report**

To Management
Primo Wind, Inc.
San Diego, CA

We have reviewed the accompanying balance sheet of Primo Wind, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

***Accountant's Conclusion***

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 1, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**PRIMO WIND, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2017 AND 2016**
_____

|  | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 21,209 | $ 184 |
| Accounts Receivable | 77,400 | - |
| Inventory | 6,681 | 13,162 |
| TOTAL CURRENT ASSETS | 105,290 | 13,346 |
| **NON-CURRENT ASSETS** | | |
| Fixed Assets, Net | 101,282 | 49,815 |
| TOTAL NON-CURRENT ASSETS | 101,282 | 49,815 |
| TOTAL ASSETS | 206,572 | 63,161 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Accounts Payable | 269,548 | 112,773 |
| Other Current Liabilities | 124,229 | 26,420 |
| TOTAL CURRENT LIABILITIES | 393,777 | 139,193 |
| TOTAL LIABILITIES | 393,777 | 139,193 |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock (10,000 Shares Authorized; | 9,482 | 7,615 |
| 9,482 shares issued; $1.00 par value) | | |
| Additional Paid-In-Capital | 2,248,000 | 1,515,500 |
| Retained Earnings (Deficit) | (2,444,687) | (1,599,147) |
| TOTAL SHAREHOLDERS' EQUITY | (187,205) | (76,032) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 206,572 | $ 63,161 |

**PRIMO WIND, INC.**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**
_____

|  | 2017 | 2016 |
|---|---|---|
| **Operating Income** | | |
| Sales, Net | $ 114,405 | $ 7,400 |
| Cost of Goods Sold | 181,370 | 27,575 |
| **Gross Profit** | (66,965) | (20,175) |
| **Operating Expense** | | |
| Payroll & Contractors | 291,511 | 231,301 |
| General & Administrative | 86,389 | 97,543 |
| Rent | 56,017 | 31,038 |
| Advertising | 2,425 | 13,546 |
| Professional fees | 191,766 | 94,058 |
| Research and development | 133,398 | 145,785 |
| Depreciation | 15,202 | 2,711 |
|  | 776,708 | 615,982 |
| **Net Income from Operations** | (843,673) | (636,157) |
| **Net Income** | $ (843,673) | $ (636,157) |

**PRIMO WIND, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**
_____

|  | 2017 | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (843,673) | $ (636,157) |
| Change in Accounts Receivable | (77,400) | 4,963 |
| Change in Inventory | 6,481 | (13,162) |
| Change in Accounts Payable | 156,775 | 113,375 |
| Change in Other Liabilities | 97,809 | 9,536 |
| Depreciation | 15,201 | 2,711 |
| **Net Cash Flows From Operating Activities** | (644,807) | (518,735) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Change in Fixed Assets | (66,668) | (51,117) |
| **Net Cash Flows From Investing Activities** | (66,668) | (51,117) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Additional Paid-in Capital | 730,633 | 553,238 |
| Issuance of Common Stock | 1,867 | 1,262 |
| **Net Cash Flows From Investing Activities** | 732,500 | 554,500 |
| | | |
| **Cash at Beginning of Period** | 184 | 15,536 |
| **Net Increase (Decrease) In Cash** | 21,025 | (15,352) |
| **Cash at End of Period** | $ 21,209 | $ 184 |

**PRIMO WIND, INC.**
**STATEMENT OF SHAREHOLDERS EQUITY (DEFICIT)**
**FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016**

| | 2017 | 2016 |
|---|---|---|
| **Beginning Equity** | $ (76,032) | $ (956,637) |
| Issuance of common stock | 1,867 | 1,262 |
| Change in additional paid in capital | 730,633 | 1,515,500 |
| Net income (loss) | (843,673) | (636,157) |
| **Ending Equity** | (187,205) | (76,032) |

Unaudited- See accompanying notes.

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Primo Wind, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company specializes in renewable energy. The Company designs and manufactures hybrid wind/solar solutions for a variety of applications.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists of materials and supplies surrounding wind turbines at cost. Management's experience suggests that losses due to spoliation or obsolescence of inventory are likely to be rare, thus no amount has been recognized as a reserve for worthless inventory.

Fixed Assets

The Company capitalizes assets with a useful life of greater than one year, and an original purchase price of $500 or more. Depreciation is calculated using the straight-line method over management's estimate of each asset's useful life. Fixed assets consist of computers, furniture, software, and wind turbines.

Revenue

The Company earns revenue primarily from the sale of its products to the public. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies office space under a non-cancellable operating lease (the Lease"). A $8,787 security deposit was placed on the property and the base bent is $2,685 per month for the remainder of the term.

Research and Development

The company treats research expenses as a current item of expense until production feasibility has been established. Costs and investment in product development will be capitalized when the associated product is ready for commercial use. Costs thereafter are expensed as incurred, except for upgrades and enhancements which add functionality, which are capitalized. The capitalized costs will be amortized on a straight-line basis over the expected useful life of the product.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE C- DEBT

In 2017, the Company borrowed money under a Convertible Promissory Note ("the Note"). Simple interest shall accrue on the principal balance of the Note at the rate of five percent annually from the date of April 4, 2018. The maturity date is February 16, 2019. The lender has the option to convert debt into common stock at any time at a pre-determined discount.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 1, 2018, the date that the financial statements were available to be issued.

**EXHIBIT B**
*Company Summary*



**Company:** Primo Wind™

**Market:** Renewable energy systems

**Product:** Micro wind energy systems for commercial and off-grid residential use

## Company Highlights

- Patented blade technology and rotor design that delivers power at common wind speeds of 5 to 15 miles per hour
- Its most powerful system, the EnergiTree, was designed to withstand Category 2 hurricanes and can easily be lowered in the event of more severe weather
- The Wind Energy Foundation estimates small, off-grid turbines generally cost $4,000 to $9,000,[i] Primo Wind's solutions will be priced at about $5,995

COMPANY SUMMARY

## Opportunity

Renewable energy's share of overall U.S. energy consumption has doubled since 2008, with 18% of all electricity in the U.S. produced by renewable sources in 2017 – up from 15% in 2016. This growth has been driven by new solar and wind projects, which accounted for roughly 62% of new power construction in 2017.[ii] Beyond the U.S., the decreasing costs of installation as well as advancements in technology have contributed to the rapid expansion of wind and solar projects worldwide.[iii]

Founded in 2012, Primo Wind designs and manufactures micro wind systems and hybrid wind and solar designs for off-grid power. Its systems provide power for areas with limited access to traditional power sources, or areas without electricity at all such as: off-grid housing, remote villages, remote research stations, and disaster relief areas. Primo Wind is dedicated to changing how the world uses wind energy, so it has designed products that are aesthetically pleasing but still produce the maximum amount of energy with the smallest environmental footprint possible.

Most small wind devices use lift blades and need fairly high winds to produce power. Lift blades may begin to turn at lower wind speeds but don't generate power. Primo Wind's system is different. Its patented technology utilizes a high-torque drag system that operates in very light wind speeds (5 to 15 mph) and can generate power through its custom generators as soon as they begin to spin.

## Product

Primo Wind's Force Micro Turbines make up all of its wind systems. The turbines are well suited as stand-alone systems for both off-grid installations and micro-grid solutions. The Primo Wind turbine creates accelerated wind flow and is designed to provide power directly to the structure on which it is mounted. The rotor design is patented along with a proprietary generator and a pole that telescopes for compactness. The design is set to maximize ease of assembly and can also be lowered in the case of severe weather.



EnergiPlant

The EnergiPlant is a free-standing nano-grid power unit that combines wind, solar, and batteries. It can provide security, lighting, and more for schools, parks, transit ways, and other public areas. The flower-shaped wind turbine is equipped with bench seating, solar panels, lighting, and USB ports for charging phones or tablets. The self-charging EnergiPlant does not require electrical connections and can be installed anywhere. It also provides on-site security with an installed camera and dynamic streaming for up to a 50-foot radius. The three benches offer an opportunity for advertising along the bottom similar to benches at bus stops.





EnergiTree

The EnergiTree is a more powerful system than the Energiplant. It uses a 1,650-watt proprietary generator and Primo Wind's patented blade and rotor design. The solar unit is upgraded to 500 watts and includes additional battery storage.

The EnergiTree was designed to withstand Category 2 hurricanes and can easily be lowered in the event of more severe weather. It uses T-7071 aircraft aluminum, stainless steel powder-coated materials, and generators made to IP 66 and IP 67 standards, which means they are moisture proof and dustproof with a projected lifespan of 20 years. The blades are composed of a biomimetic thermoplastic for durability and efficiency.

## Intellectual Property

Primo Wind currently has three patents for power-generating devices: a variable-wing venturi generator, a high-torque wind turbine system, and the rooftop exhaust collector power generator. Primo Wind also has patents pending for variations of the EnergiPlant design and patents in European countries.



### Use of Proceeds and Product Roadmap

If Primo Wind raises the maximum amount of $500,000, it estimates using the proceeds primarily for manufacturing ($150,000), marketing ($100,000), engineering ($90,000), and general working capital ($72,500). At the minimum raise of $50,000, most of the proceeds will go towards engineering costs ($46,500).



Minimum $50,000 Raised
Intermediary Fees
Engineering
7%
93%

Maximum $500,000 Raised
7%
20%
8%
30%
3%
15%
18%
Intermediary Fees
General Marketing
Research and Development
Manufacturing
Repayment of Debt
General Working Capital
Engineering

### Business Model

Primo Wind will sell direct to customers through distributor channels and U.S. Government General Service Administration (GSA) contractors. Vendor agreements are in place with 3fficient and ADS, a GSA government contractor, to market to areas recently impacted by natural disasters and the military. Primo Wind may also license its technology to established industry leaders. Lastly, Primo Wind will continue to work with cities, universities, and parks where it already has market traction.

## USER TRACTION

Primo Wind began selling units in 2017. Customers range from the U.S. Navy and Marines to cities and universities.









Primo Wind launched its product in 2017. In 2017, it generated $114,405 in revenue, with its largest sales coming in Q4. In 2016, the company generated $7,400 from a pilot installation for the City of Pittsburgh and the purchase of an installation kit by Creighton University.



Note: Monthly financials have not been audited or subject to financial review

In 2017, total expenses including costs of goods sold increased by 49% year over year to $958,078. Costs of goods sold totaled $181,370, and operating expenses totaled $776,708. Payroll was the largest cost, totaling $250,781, followed by professional fees (general attorney and patent attorney fees), which totaled $191,766.



Note: Monthly financials have not been audited or subject to financial review

In 2017, Primo Wind had a net operating loss of $843,673, versus a net operating loss of $636,157 in 2016.



Note: Monthly financials have not been audited or subject to financial review

## INDUSTRY AND MARKET ANALYSIS

According to Grand View Research, the global small wind market is projected to reach USD 1.79 billion by 2025, a growth of 14.3%. Market factors propelling this growth in renewables include increased awareness, government regulations, pressure to reduce carbon footprints, increasing global population, and a rising energy deficit.[iv] Also, advancements in technology and cheaper installation costs are reducing the per kilowatt price of wind turbines and increasing their demand.

The market for wind turbines is segmented by horizontal-axis or vertical-axis turbines. Both generate power via the wind but are suitable for different applications, such as urban or rural locations. Horizontal-axis wind turbines are the preferred axis type in the global small wind market. However, the vertical-axis wind turbine is fast gaining consumers' attention and is expected to grow at a higher rate. In terms of revenue, vertical-axis wind turbines are expected to grow at a compound annual growth rate (CAGR) of 18.7% between 2017 and 2025.[v]

The off-grid segment of the market is expected to account for 59.58% of the global market share in 2025. The demand for off-grid wind turbines can be attributed to customers seeking energy alternatives to power their homes; however, this segment is predicted to decline due to government initiatives for grid connectivity. These initiatives will boost the on-grid segment of the market over the forecast period. [vi]

## COMPETITORS

**Strawberry Energy:** Founded in 2011, Strawberry Energy develops solar urban furniture. It has several products, including the Strawberry Tree and Strawberry Smart Bench. The Strawberry Tree is a permanently installed solar urban device and a smart city platform, which provides free mobile phone charging, Wi-Fi internet, and LED lighting. The Strawberry Smart Bench offers charging for mobile devices, environmental sensing, free emergency calls, and local info in public spaces. Its installations are in 30 cities and 17 countries.[vii]

**EnGo Planet:** Founded in 2016, EnGo Planet was started after Hurricane Sandy left New York City without lights for seven days. The company focuses on smart solar street lighting and produces two products: Smart Solar Street Lights and Smart Solar Benches.[viii] It produces lighting solutions for highways, pedestrian areas, universities, schools, security, and industrial areas. Additional features for both applications include smart cameras, sensors for collecting outdoor data, and a charging station for mobile phones.

**Fortis Wind Energy:** Founded in 1997, Fortis Wind Energy is a Dutch small wind turbine manufacturer. It produces and installs hybrid wind and solar on-grid or off-grid (micro-grid) solutions. It currently has three lines of turbines – the Passaat, Montana, and Alizé – that generate power in ranges of 1.4 to 10 kilowatts and come equipped with an integrated storage battery bank system.[ix]

**Bergey Windpower:** Founded in 1970, Bergey Windpower manufactures off-grid and on-grid connected wind turbines. The Bergey XL.1 is suited for small off-grid homes or cabins and is designed with high-efficiency blades to operate in low-wind areas. In 2017, Bergey Wind was awarded a federal grant of about $250,000 by the U.S. Department of Energy. The company said the funds will be used to develop a tower design that will allow customers to install home wind systems without the need for a concrete base.[x]

## EXECUTIVE TEAM



**Ned McMahon, Founder and CEO:** Prior to founding Primo Wind, Ned founded Malama Composites Inc., a company that manufactures rigid polyurethane foam made from plant-based chemistry. Ned studied Marine Engineering at Texas A&M University and received a BS in International Business. He also completed an Executive MBA Certificate Program at Rice University's Jones School of Business. Ned is a published author and was invited to speak at the Wall Street Journal ECO-nomics conference on "green" technologies.



**Bill Fitzmaurice, President:** Bill has worked with several innovative agribusiness projects, including Premium Standard Farms and Iowa Select Farms. He began his career in the Equity Research Department of Prudential Securities, and he directed the early funding of MMFX Technologies Inc. More recently, he secured financing for Rangetree Strategies and UTC Financial in the insurance finance industry. He attended the University of California San Diego and received a bachelor's degree in Economics.

## INVESTMENT TERMS

**Security Type:** Crowd Note
**Round Size:** Min: $50,000 Max: $500,000
**Valuation Cap**: $5 million
**Discount**: 20%
**Conversion Provisions:** In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of A) a 20% discount to the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the price per share based on a $5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

## PRESS

**UC San Diego:** New EnergiPlant Wind Turbine Provides Power and Public Space
**San Diego Business Journal:** ENERGY: Co.'s Wind Turbine Design Fill Gaps In Renewable Energy
**Smart Cities World:** Free charging for US public
**Linkedin:** Primo Wind is headed into the Arctic again. . .and more
**Forbes:** Rooftop Wind Turbine, Solar-Powered Mobile Device Charger Win At VERGE
**East Bay Times:** Rooftop windmill generating clean energy for Pittsburg Library

---

[i] http://windenergyfoundation.org/wind-at-work/wind-consumers/wind-power-your-home/
[ii] http://fortune.com/2018/02/18/renewable-energy-us-power-mix/
[iii] https://www.ft.com/content/44ed7e90-3960-11e7-ac89-b01cc67cfeec
[iv] http://markets.businessinsider.com/news/stocks/small-wind-market-size-worth-1-79-billion-by-2025-cagr-14-3-grand-view-research-inc-1002198014
[v] https://www.grandviewresearch.com/press-release/global-small-wind-market
[vi] https://www.grandviewresearch.com/press-release/global-small-wind-market
[vii] http://www.senergy.rs/theCompany.html
[viii] https://www.engoplanet.com/about-us
[ix] http://www.fortiswindenergy.com/
[x] http://newsok.com/article/5568704/bergey-windpower-receives-federal-grant

**EXHIBIT C**
*Subscription Agreement*

*Subscription Agreement*

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Primo Wind Inc.
7350 Trade Street, Suite B
San Diego, CA 92121

Ladies and Gentlemen:

The undersigned understands that Primo Wind Inc., Inc., a Corporation organized under the laws of California (the "Company"), is offering up to $500,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated May 9, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on July 16, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

    **a)** The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

**b)** The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

**c)** The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

**d)** Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*a) General.*

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

*b) Information Concerning the Company.*

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| | |
|---|---|
| **If to the Company:** | 7350 Trade Street, Suite B<br>San Diego, CA 92121<br>Attention: Ned McMahon |
| **with a copy to:** | Law Office of Robin Sosnow, PLLC<br>114 E 25th Street<br>New York, NY 10010<br>Attention: Robin Sosnow, Esq. |
| **If to the Purchaser:** | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| PURCHASER (if an individual): |
|---|
| By_____<br>Name: |

| PURCHASER (if an entity): |
|---|
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| Primo Wind Inc. |
|---|
| By_____<br>Name:<br>Title: |

**EXHIBIT D**
*Crowd Note*

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

# Primo Wind Inc.

# CROWD NOTE

FOR VALUE RECEIVED, Primo Wind Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5 million.

The "**Discount**" is 20.0%.

The "**Offering End Date**" is July 16, 2018.

**1. Definitions.**

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $500,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

2

l.  "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i.  Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii.  Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.  "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

**2. Conversion of the Crowd Note.**

1.  **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

  a.  If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

  b.  If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2.  **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  a.  The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3.  **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  a.  If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

    i.  Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii.  Obtaining the Corporate Transaction Payment.

  b.  If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4.  **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5.  **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign

4

or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or First Democracy VC, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of California as applied to other instruments made by California residents to be performed entirely within the California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in San Diego, California unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

**Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

**EXHIBIT E**
*Company Pitch Deck*


PRIMOWIND®
Micro Wind Energy That Works
COURTESY CHRISTOPHE LAUNAY

# Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

# Primo Wind

**Differentiators**

- Provides power in common wind speeds of 5-15 mph.

- Patented biomimetic thermoplastic blades.*

- Nine-blade "drag" rotor in a horizontal axis, as opposed to a three-blade "lift" design.

* U.S. Patent No. 9,797,370 "HIGH TORQUE WIND TURBINE BLADE, TURBINE, AND ASSOCIATED SYSTEMS AND METHODS"



# Tested & Deployed





## Accelerator Programs




CONNECT

PEACETECH LAB

## Notable Customers






ARCTIC SUBMARINE LABORATORY

Creighton UNIVERSITY

UNITED STATES MARINE CORPS

University of San Diego



PRIMOWIND

# Market Potential



**Military and Remote Off-Grid and Disaster Relief**

Primo Wind units are deployable in military, remote off-grid, and disaster relief applications. The military has stringent mandates, so the units are made to be easily shipped, deployed, erected, and maintained.



**Self-Contained Nano-Grid EnergiPlant**

Hybrid wind/solar/storage with USB charging ports, LED lighting, Wi-Fi hotspot, and security cameras with 5G potential.

PRIMOWIND

# Line Up

Most of Primo Wind's line up are hybrid wind/solar systems.

Solar provides power for about 4-6 hours per day.

Wind can deliver power day and night.



**FORCE 1650**
Pole Mount / Roof top
Expeditionary Energy



**Disaster Relief**
Portable Hybrid
Wind + Solar



**ENERGITREE**
Hybrid Wind + Solar
Distributed generation



**ENERGIPLANT**
Hybrid Wind + Solar
Security Camera and LED lighting
Free-standing Nano-Grid

PRMOWIND

# EnergiPlant

## Stand Alone Nano Grid

- Security cameras and 2 way communication

- LED lighting

- WIFI Hotspot

- USB charging

- Community engagement along benches

- Other potential services – 5G, Internet of Things (IoT) sensors, weather monitoring, digital navigation, and more can be added

- No trenching or hard wiring required and utilizes low voltage system

- Suited for parks, schools, transit stops and other community locations.





# Primo IP

Primo Wind has U.S. patents for:

- Initial hood design[1]
- Unique biomimetic blades[2]
- EnergiPlant design[3]
- Re-Wind™ micro wind systems[4]

1. U.S. Patent No. 9,041,238
2. U.S. Patent No. 9,797,370
3. Patent pending. Application No. 29/542,770
4. U.S. Design Patent No. D808,000

Additional patents pending:

- EnergiPlant variations
- European patents

Primo Wind and EnergiPlant are trademarked.

EnergiPlant ©

Re-Wind ©

Windonomics ©

PRIMO WIND

# Timeline

**2013**

**Original horizontal design**

**First prototype built**

**Wind tunnel testing on prototype**

**Patent filed**

**2014**

**Field testing**

**First funding**

**Featured in Forbes Online**

**REDESIGN: Pivot from savonius design**

**2015**

**Wind tunnel testing new design**

**PATENT received for hood design**

**Pilot in Arctic with Navy Arctic Research Laboratory**

**2016**

**Cover of SD Business Journal**

**Biomimetic blade patents filed**

**2017**

San Diego Regional ENERGY INNOVATION NETWORK

**Sales began to cities, universities, and military**

**PATENT for blade and rotor design**

CONNECT

PRIMOWIND

















**NED McMAHON** / Founder & CEO
Studied Engineering at Texas A&M.
Founded Malama Composites -
innovated rigid PU foam made with
non-toxic plant-based chemistry.

**WILLIAM FITZMAURICE** / President
Received a BS in Economics from
UCSD. Focused on corporate startups
in agriculture, steel, and insurance.

**CHRISTINIA MARC** / Secretary Treasurer
Organizes and provides insight for the
company's research and development projects.

**LAUREN HOFFMAN** / Engineering
Honors BS/BA degree in Mechanical
Engineering from USD. Excels with CAD and
model simulation and analyses.

**HAYDEN VAN ZANTEN** / Business Development
Graduated from Point Loma Nazarene
University with a degree in Business
Administration and heads up business
development.

**NANCY BELL** / Marketing
20+ years in marketing, strategy, and brand
development.



# ADVISORS

**JOHN PIERCE / Perkins Coie – Legal Counsel**
Holds alternative energy experience, including in ethanol, advanced biofuels, and advanced biomaterials.



**VENKAT SHASTRI / advisor**
PhD in Electrical and Computer Engineering from the University of Massachusetts. A research scientist at Yale University and consulting professor at Stanford.



**CLAUDE ANTHONY MARENGO / advisor**
Architect at Marengo Morton Architects, designing both residential and commercial construction projects.



**CHARLES NISKEY / advisor**
More than 20 years of wind tunnel testing experience and engineering work with NASA, Lockheed Martin, General Dynamics, and Raytheon Missile Systems.



**SEAN KINGHORN / advisor**
Senior Sustainability Program Manager at Intuit.



**EXHIBIT F**
*Video Transcript*

(00:00): PRIMO WIND ENERGIPLANT

(00:04): NO Foundation

(00:07): NO Hardwiring

(00:11): Low voltage

(00:15): Batteries in the benches

(00:19): Free Standing Charging Station / Wi-Fi + USB

(00:23): Security cameras / Motion Activated Lighting

(00:27): Data Capture / 5G + IOT sensors

(00:33): Ideal for parks, schools, transit stops & community settings

(00:59): Join us and

(01:03): Plug into nature

(01:15 – 01:16): ENERGIPLANT / wind & solar nano-grid by / PRIMO WIND